THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

SHARE PURCHASE AGREEMENT

This Purchase Agreement (**Agreement**), dated as of the date on the signature page, by and between the undersigned purchaser (**Purchaser**), and Mainstem Malt SPC, a Washington State social purpose corporation (**Company**).

RECITALS:

A. Purchaser desires to purchase from the Company, and the Company desires to issue to Purchaser, certain Class A Preferred Shares (as such term is defined in the Articles and Bylaws of the Company, as amended, modified or restated from time to time (**Articles and Bylaws**)) under the terms and conditions set forth in this Agreement and subject to the Shareholder's Agreement.

B. In connection with the purchase of such Class A Preferred Shares, Purchaser agrees to be bound by the Articles, the Bylaws, and the Shareholders' Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals, incorporated herein by reference, and the mutual representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:

SECTION 1
SECURITIES PURCHASE

1.1 Purchase. Under the terms and conditions set forth herein and pursuant to Company's Form C, Purchaser agrees to purchase, and the Company agrees to sell to Purchaser, the number of Class A Preferred Shares requested by Purchaser on the terms set forth below (**Purchased Shares**) for the "**Aggregate Purchase Price**" set forth below:

SECURITY	EARLY BIRD PRICE PER SHARE	PRICE PER SHARE
Class A Preferred Shares	US $0.28	US $0.31513

*Par value of $0.001 per share; 40,000,000 total shares authorized. Early bird pre-money valuation is $4,442,666.76. Pre-money valuation is $5,000,062.77.

1.2 Articles and Bylaws; Adoption Agreement. Purchaser understands and agrees that upon consummation of the transactions contemplated herein, Purchaser will become a Shareholder of

the Company and the Articles and Bylaws and the Shareholders' Agreement will become binding upon Purchaser.

      1.3   **Closing**. The closing of the Purchase described in <u>Section 1.1</u> "Purchase" will be consummated by exchange of signatures by facsimile or other electronic transmission on the date hereof after the delivery of the items set forth in <u>Section 1.4</u> "Purchaser Deliveries" and acceptance by the Company thereof. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

      1.4   **Purchaser Deliveries**. Purchaser shall deliver to the Company the Aggregate Purchase Price and an executed counterpart signature page to this Agreement along with any other documentation reasonably requested by the Company as a condition to the purchase.

      1.5   **Information Rights.** If Purchaser is not a direct or indirect competitor of Company, then Company shall provide to Purchaser: (1) Unaudited annual financial statements; and (2) Unaudited quarterly financial statements. If Purchaser is a direct or indirect competitor of Company, then Company shall provide to Purchaser a quarterly update, which will include some financial statements deemed necessary to disclose by the Board of Directors, in their sole discretion. These rights will terminate immediately prior to Company's IPO or completion of a Sale Transaction (as defined in the Mainstem Malt SPC Class A Preferred Term Sheet).

SECTION 2
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Company as of the date hereof as follows:

      2.1   **Enforceability and Validity**. This Agreement has been duly executed and delivered by Purchaser and is a valid, legal and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except to the extent that enforceability: (1) May be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors rights generally; and (2) Is subject to general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity).

      2.2   **Authority**. Purchaser has the requisite capacity, right, power and authority to execute and deliver this Agreement and to carry out this Agreement and the transactions on Purchaser's part contemplated hereby. All action required to be taken by Purchaser to authorize the execution, delivery and performance of this Agreement and all transactions contemplated hereby have been duly and validly taken. Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

      2.3   **Sophistication**. Equity owners may be accredited and/or non-accredited investors. The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares. The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

2.4 **Residency**. Purchaser represents and warrants to the Company that it has satisfied itself as to the full observance of the laws within its jurisdiction, in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

2.5 **Investment**. In acquiring the Purchased Shares, Purchaser is acquiring such interest in Purchaser's own account for investment purposes only and not with a view for resale or distribution. Purchaser has not entered into any written or oral agreement to sell, transfer, or otherwise dispose of the Purchased Shares. Purchaser recognizes that investments such as those contemplated by this Agreement are speculative and involve substantial risk. Purchaser is familiar with the business and operations of the Company and has had the opportunity to obtain from the Company all information that Purchaser has requested regarding the Company to evaluate its investment. Neither the Company nor any of its affiliates, agents or advisers has: (1) Given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Purchased Shares; or (2) Made any representation to Purchaser regarding the legality of an investment in the Purchased Shares under applicable legal investment or similar laws or regulations, and in deciding to purchase the Purchased Shares, Purchaser is not relying on the advice or recommendations of the Company or any of its affiliates, agents or advisers, and Purchaser has made its own independent decision that the investment in the Purchased Shares is suitable and appropriate for Purchaser.

2.6 **No Transfer**. The undersigned agrees that the undersigned shall not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding. The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

2.7 **NOTICE.** The Company shall furnish to any shareholder upon written request and without charge a summary of, the designations, relative rights, preferences, and limitations applicable to each class and the variations in rights, preferences and limitations determined for each series, and the authority of the Board of Directors to determine variations for future series. These shares are governed by a Shareholders Agreement between the Shareholders of the Corporation and Mainstem Malt SPC. A copy of the Shareholders Agreement will be furnished upon request. THE SHARES REPRESENTED BY THIS AGREEMENT ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS AND/OR STOCKHOLDERS AGREEMENT OF THE CORPORATION.

2.8 **RISK.** THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK as outlined in Form C. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

SECTION 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Purchaser as of the date hereof as follows:

3.1 **Organization**. The Company is a social purpose corporation duly organized, validly existing and in good standing under the laws of Washington State.

3.2 **Authority**. The Company has the requisite right, power and authority to execute and deliver this Agreement and to carry out the transactions on its part contemplated hereby. All corporate action required to be taken by the Company to authorize the execution, delivery and performance of this Agreement and all transactions contemplated hereby have been duly and validly taken.

3.3 **Validity**. This Agreement has been duly executed and delivered by the Company and constitutes the valid and legally binding obligation of the Company, enforceable against it in accordance with its terms, except to the extent that enforceability: (1) May be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors rights generally; and (2) Is subject to general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity).

3.4 **Capitalization of the Company**. The rights, preferences and privileges of the Purchased Shares are as stated in the Articles and Bylaws. Other than as set forth in the Articles and Bylaws, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, for the purchase or acquisition from the Company of any of its equity securities (or equity-based equivalents), and the Company has no obligation (contingent or otherwise) to purchase or redeem any of its equity securities (or equity-based equivalents).

SECTION 4
MISCELLANEOUS PROVISIONS

4.1 **Entire Understanding**. This Agreement, the Articles and Bylaws and the Adoption Agreement, constitute the entire agreement and understanding of the parties hereto and terminate and supersede any and all prior agreements, arrangements and understandings, both oral and written, between the parties hereto concerning the subject matter of such agreements.

4.2 **Waiver and Amendment**. No waiver, amendment, modification or change of any provision of this Agreement will be effective unless and until made in writing and signed by each of the parties hereto.

4.3 **Counterparts**. This Agreement may be executed and delivered in counterparts, each of which when executed and delivered will be an original, and all of which when executed will constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or other electronic transmission will constitute effective execution and delivery of this Agreement as to the parties hereto and may be used in lieu of the original Agreement for all purposes. Signatures of the parties hereto transmitted by facsimile or other electronic means will be deemed to be their original signatures for all purposes.

4.4 **Severability**. The provisions of this Agreement are intended to be interpreted and construed in a manner so as to make such provisions valid, binding and enforceable. In the event that any provision of this Agreement is determined to be partially or wholly invalid, illegal or unenforceable, then such provision will be deemed to be modified or restricted to the extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted in a manner so as to make such provision valid, binding and enforceable, then such provision will be deemed to be excised from this Agreement and the validity, binding effect and enforceability of the remaining provisions of this Agreement will not be affected or impaired in any manner.

4.5 **Successors and Assigns**. Each term and provision of this Agreement will be binding upon and enforceable against and inure to the benefit of any successors or permitted assigns of the parties hereto. This Agreement may not be assigned by either party.

4.6 **Governing Law**. This Agreement will be governed by and construed in accordance with the internal substantive laws of Washington State, without regard to principles of choice of law or conflicts of laws.

4.7 **Cooperation**. Each party hereto will cooperate with the other parties and will take such further action and will execute and deliver such further documents as may be necessary in order to carry out the provisions and purposes of this Agreement.

*[**Signature page follows**]*

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____.

Number of Shares: __[SHARES]_____

Aggregate Purchase Price: __$[AMOUNT]_____

COMPANY:

Mainstem Malt, SPC

Founder Signature

Name: __[FOUNDER_NAME]_____

Title: __[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

Investor Signature

By: _____   By:_____

Name: __[INVESTOR NAME]_____

Title: __[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited